UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company (Issuer))

WOK ACQUISITION CORP.

WOK PARENT LLC

WOK HOLDINGS INC.

(Name of Filing Persons (Offerors))

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 12th Floor

New York, New York 10152

Telephone: (212) 672-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael E. Lubowitz, Esq.

Douglas P. Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,107,651,252	$126,937

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 21,283,548 shares of common stock, par value $0.001 per share, of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s”) outstanding multiplied by the offer price of $51.50 per share, (ii) 737,592 shares of common stock, par value $0.001 per share, of P.F. Chang’s, issuable pursuant to outstanding options with an exercise price less than the offer price of $51.50 per share, multiplied by the offer price of $51.50 per share minus the weighted average exercise price for such options of $38.95 per share and (iii) 44,500 outstanding restricted stock units, multiplied by the offer price of $51.50 per share. The calculation of the filing fee is based on information provided by P.F. Chang’s as of May 4, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $126,937.00	Filing Party: Wok Acquisition Corp., Wok Parent LLC, Wok Holdings Inc. and Centerbridge Capital Partners II, L.P.

Form of Registration No.: Schedule TO	Date Filed: May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2012, as amended by Amendment No. 1 filed on May 21, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and relates to the offer by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by P.F. Chang’s on May 15, 2012 contain important information about the Offer, all of which should be read carefully by P.F. Chang’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, among Parent, Purchaser and P.F. Chang’s.

Documentation relating to the Offer has been mailed to stockholders of P.F. Chang’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 300-8594.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

The Offer to Purchase is hereby amended by:

Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by inserting the following text after the second paragraph under the heading “Legal Proceedings”:

On May 17, 2012, the complaint in the Jeanty action was amended by, among other things, adding a claim alleging that the members of the P.F. Chang’s Board breached their fiduciary duties to stockholders of P.F. Chang’s by failing to provide full and fair disclosure regarding the transaction.

On May 18, 2012, another putative shareholder class action suit captioned Coyne v. P.F. Chang’s China Bistro, Inc., et al., C.A. No. 7551- was filed in the Delaware Court of Chancery seeking to enjoin the proposed acquisition of P.F. Chang’s by affiliates of Centerbridge Partners. The complaint names P.F. Chang’s, the P.F. Chang’s Board, Centerbridge Partners, Parent and Purchaser as defendants. The complaint alleges that the members of the P.F. Chang’s Board breached their fiduciary duties to stockholders of P.F. Chang’s by, among other things, agreeing to sell P.F. Chang’s to Centerbridge Partners for an inadequate price and pursuant to an unfair process, failing to provide full and fair disclosure regarding the transaction and acting to put their personal interests ahead of the interests of stockholders of P.F. Chang’s. The complaint also alleges that Centerbridge Partners, Parent and Purchaser aided and abetted the alleged breaches of fiduciary duties by the P.F. Chang’s Board. The complaint seeks injunctive relief and an award of attorneys’ and other fees and costs, in addition to other relief.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

Exhibit	Exhibit Name

(a)(5)(H)	Amended Class Action Complaint, dated as of May 17, 2012 (Jeanty v. Kerrii B. Anderson, et al.).

(a)(5)(I)	Class Action Complaint, dated as of May 18, 2012 (Coyne v. P.F. Chang’s China Bistro, Inc., et al.).

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WOK ACQUISITION CORP.

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

WOK PARENT LLC

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

WOK HOLDINGS INC.

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	President

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC
its general partner

By:	/s/ Jason Mozingo
Name:	Jason Mozingo
Title:	Senior Managing Director and Authorized Signatory

Date: May 22, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 15, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 1, 2012.*

(a)(5)(B)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times.*

(a)(5)(C)	Class Action Complaint, dated as of May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(D)	Class Action Complaint, dated as of May 11, 2012 (Jeanty v. Kerrii B. Anderson, et al.).*

(a)(5)(E)	Class Action Complaint, dated as of May 11, 2012 (Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al.).*

(a)(5)(F)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 15, 2012.*

(a)(5)(G)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 21, 2012.*

(a)(5)(H)	Amended Class Action Complaint, dated as of May 17, 2012 (Jeanty v. Kerrii B. Anderson, et al.).**

(a)(5)(I)	Class Action Complaint, dated as of May 18, 2012 (Coyne v. P.F. Chang’s China Bistro, Inc., et al.).**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.*

(d)(2)	Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(3)	First Amendment to Nondisclosure and Standstill Agreement, dated as of March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.*

(d)(4)	Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Parent.*

(d)(5)	Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s.*

(d)(6)	Amended and Restated Debt Commitment Letter, dated as of May 15, 2012, from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC to Purchaser.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.